Contact

www.linkedin.com/in/guy-feingold-73815aa6 (LinkedIn)

Top Skills

Digital Marketing

Google Analytics

Online Marketing

Guy Feingold

Co-Founder at Heavys Inc.

Tel Aviv, Israel

Experience

Heavys Inc.
Co-Founder
September 2020 - Present (2 years)
New York City Metropolitan Area

Headphones engineered for Heavy Metal

www.heavys.com

עמותת אתגרים Etgarim
Sailing Instructor
January 2015 - Present (7 years 8 months)
Tel Aviv, Israel

Jasper
Growth Hacker
December 2019 - August 2021 (1 year 9 months)
Tel Aviv, Israel

Israeli Military Intelligence
Data Analyst
November 2011 - November 2014 (3 years 1 month)

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Education

Shenkar - Engineering. Design. Art.
Master's degree, Design · (2019 - 2021)

Shenkar - Engineering. Design. Art.
Bachelor's degree, Industrial engineering and management · (2016 - 2020)